DD 11/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Washington Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 3701
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Lewis (206) 621-0801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2012
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/17

OATH OR AFFIRMATION

I, David Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Washington Corporation, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of WASHINGTON
County of KING
Subscribed and sworn to (or affirmed) before me on this 28 day of NOVEMBER 2012 by DAVID D. LEWIS proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CHAIRMAN & C.E.O.
Title


TERESA ANN MCINTYRE
COMMISSION EXPIRES
NOTARY
PUBLIC
08-20-14
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Washington Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
First Washington Corporation:

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
November 28, 2012

First Washington Corporation
Statement of Financial Condition
September 30, 2012

Assets

Cash and cash equivalents	$	191,433
Cash segregated		1,006,008
Receivable from clearing organization		174,880
Deposit with clearing organization		50,392
Investment advisory fees receivable		125,238
Property, equipment, and leasehold improvements, net		36,801
Related party receivable		10,493
Note receivable from related party, net		100,000
Prepaid expense		18,456
Prepaid income taxes		500
Deferred tax asset		8,406
Other assets		2,083
Total assets	$	1,724,690

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	13,879
Commissions payable		26,868
Employee compensation and benefits payable		106,640
Litigation liability		1,005,730
Payable to clearing organization		307
Deferred rent payable		75,398
Total liabilities		1,228,822

Commitments and contingencies

Stockholder's equity

Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding		84,000
Additional paid-in capital		602,595
Accumulated deficit		(190,727)
Total stockholder's equity		495,868
Total liabilities and stockholder's equity	$	1,724,690

The accompanying notes are an integral part of these financial statements.

First Washington Corporation
Notes to Financial Statements
September 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First Washington Corporation (the "Company") was incorporated in the State of Washington on November 20, 1937, under the name Harris, Lamoreux & Norris, Inc. The Company later changed its name to First Washington Corporation on February 27, 1946. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly-owned subsidiary of Lewis Investors LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, proprietary trading and municipal securities broker. The Company provides underwriting and investment advisory services to its clientele and is a Registered Investment Advisor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Investment advisory fees receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from clearing organization represents commissions earned on securities transactions. This receivable is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Investment advisory clients are billed monthly or quarterly, in advance or arrears, based on assets under management and contractual rates and terms. Based on management's assessment of the credit history of its clients and current relationships with them, management has concluded losses on receivable balances outstanding at year-end are nominal.

Property, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Washington does not impose a state tax, however the Company is subject to the business and occupation tax that is based on gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: CASH SEGREGATED

Cash of $1,006,008 has been segregated in trust accounts maintained by the Company's attorneys. The funds consist of proceeds from the company's insurance policies. See Note 12 for further details.

Note 3: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of September 30, 2012, the receivable from clearing organization of $174,880 was pursuant to these clearance agreements.

Note 4: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2012 was $50,392.

First Washington Corporation
Notes to Financial Statements
September 30, 2012

Note 5: PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Property, equipment, and leasehold improvements are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 166,318	3-7
Leashold improvements	109,189	15-98
Total cost of property, equipment, and leasehold improvements	275,507	
Less: accumulated depreciation	(238,706)	
Property, equipment, and leasehold improvements, net	$ 36,801	

Depreciation expense for the year ended September 30, 2012 was $9,747.

Note 6: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ (253)	$ (253)
State	-	-	-
Total income tax expense (benefit)	$ -	$ (253)	$ (253)

The Company has available at September 30, 2012, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $28,606 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year September 30,
$ 35,798	2026
8,660	2031
146,249	2032
$ 190,707	

A 100% valuation allowance has been established against the net operating losses of the Company since management cannot determine if it is more likely than not that the asset will be realized. A $8,406 deferred tax benefit has been established for all timing differences which arose from the different depreciation methods.

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Marketable securities,at fair market value consist of worthless corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices; as such, they are classified within level 1 of the valuation hierarchy. At September 30, 2012, these securities are carried at their fair market value of $0. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as a part of net investment gains (losses) of ($552).

Note 8: RELATED PARTY TRANSACTIONS

As of September 30, 2012, a balance of $450,000 is due from the Company's Chief Executive Officer (CEO). The note was originally set to mature in October of 2012 but was later rolled over into a new note that is scheduled to mature September 1, 2014. The note is unsecured with an interest rate of 3.25% per annum and at maturity a principal balloon payment for the outstanding balance will come due. An allowance of $350,000 has been recorded against this balance. The Company has earned $14,625 in interest, in connection with the note receivable during the year ended September 30, 2012.

Note 8: RELATED PARTY TRANSACTIONS (Continued)

Related party receivables includes $9,274 in advances to the Company's employees. These receivables are unsecured, non-interest bearing and due on demand.

The Company manages four investment accounts of close relatives of management. Fees of $21,501 were earned during the year on these accounts.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: SUBSEQUENT EVENTS

Subsequent to year end but prior to the issuance of these financial statements, the Company received approval from FINRA to reduce its net capital requirement from $250,000 to $100,000. At this time, no adjustments have been made to these financials.

Note 10: EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing plan covering substantially all employees. Contributions are fully vested after three years. Annual contributions are made at the discretion of the Board of Directors. No contribution was made for the fiscal year ended September 30, 2012.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a non-cancelable lease agreement for its office space that commenced in 2003 for a period of 15 years. The Company's office space lease includes provisions for rent escalations throughout the lease term. These scheduled rent increases are recognized in rent expense on a straight line basis over this term. A liability of $75,398 for rent recognized but not yet paid is included in the balance of accrued liabilities at September 30, 2012.

At September 30, 2012, the minimum annual payments are as follows:

Year Ending September 30,	
2013	$ 260,105
2014	266,170
2015	273,430
2016	280,686
2017	287,942
2018 & thereafter	344,600
	$ 1,712,933

Rent expense totaled $283,975 for the fiscal year ended September 30, 2012.

Contingencies

The Company is involved in two arbitrations stemming from the actions of a former employee. In each arbitration, claimants are alleging damages in excess of $5,000,000. Management believes the claims are meritless, and is defending against the claims vigorously. However, settlement or damages may be incurred in the future associated with these arbitrations. During the year ended September 30, 2012, the Company received proceeds from its insurance policies relating to the claims and the actions of its former employee. These funds are being held in trust accounts by the Company's attorneys and are being used to fund defense costs and for other general corporate purposes as may be warranted. These financial statements reflect no adjustment for any potential settlement associated with these arbitrations.

First Washington Corporation
Notes to Financial Statements
September 30, 2012

Note 13: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending September 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2012, the Company had net capital of $316,073 which was $66,073 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($222,507) to net capital was 0.7 to 1, which is less than the 15 to 1 maximum allowed.

Note 15: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $308 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 315,765
Adjustments:		
Accumulated deficit	$ 586	
Non-allowable assets	(278)	
Total adjustments		308
Net capital per audited statements		$ 316,073